SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TESARO, INC.

(Name of Subject Company (Issuer))

ADRIATIC ACQUISITION CORPORATION,

GLAXOSMITHKLINE LLC

and

GLAXOSMITHKLINE PLC

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

881569107

(CUSIP Number of Class of Securities)

Lisa DeMarco, Esq.

GlaxoSmithKline

1250 S Collegeville Road/ UP4110

Collegeville, Pennsylvania 19426-0989

Telephone: +1 (610) 917-5045

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

George A. Casey

George Karafotias

Derrick Lott

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Telephone: +1 (212) 848-4000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,540,024,398.95	$550,250.96

*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by adding (a) 55,231,566 shares of common stock of TESARO, Inc. issued and outstanding, multiplied by $75.00, the per share tender offer price, (b) 6,473,806 shares of common stock subject to outstanding stock options with an exercise price less than $75.00 per share, multiplied by $37.124, which is the offer price of $75.00 per share minus the weighted average exercise price for such options of $37.876 per share, and (c) 2,097,645 shares of common stock subject to outstanding restricted stock units, multiplied by $75.00, the per share tender offer price, in each case as of December 10, 2018. The calculation of the filing fee is based on information provided by TESARO, Inc. as of December 10, 2018.

**

The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: U.S. $550,250.96	Filing Party: GlaxoSmithKline plc, GlaxoSmithKline LLC and Adriatic Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: December 14, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14(d)-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 filed with the Securities and Exchange Commission on January 7, 2019, amends and supplements the Tender Offer Statement filed on Schedule TO (as amended or supplemented, the “Schedule TO”) with the Securities and Exchange Commission on December 14, 2018, by: (i) Adriatic Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a limited liability company organized under the laws of Delaware (“GSK LLC”), which is an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“Parent”), (ii) GSK LLC and (iii) Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (each, a “Share” and collectively, the “Shares”) of TESARO, Inc., a Delaware corporation (the “Company”), for $75.00 per Share, net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 14, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(a) and (a)(1)(b), respectively. The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

This Amendment is being filed on behalf of Parent, GSK LLC and Purchaser. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following sub-heading and paragraph at the end of Section 16. “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

Certain Litigation

On January 4, 2019, a purported stockholder of the Company named Richard Scarantino filed a putative class action lawsuit against the Company, members of the Company Board, Purchaser and Parent in the United States District Court for the District of Delaware, captioned Scarantino v. TESARO, Inc., et al., Case No. 19-cv-00023 (the “Scarantino Complaint”). The Scarantino Complaint alleges that the Company and the members of the Company Board violated Sections 14(e) and 14(d) of the Exchange Act, as well as Rules 14a-9 and 14d-9, by failing to disclose material information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 with the SEC in connection with the transactions contemplated by the Merger Agreement, which the Scarantino Complaint alleges rendered the Solicitation/Recommendation Statement false and misleading. In addition, the Scarantino Complaint alleges that members of the Company Board and Parent acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Solicitation/Recommendation Statement. The Scarantino Complaint seeks, among other things, an order enjoining consummation of the transactions contemplated by the Merger Agreement; rescission of the transactions contemplated by the Merger Agreement if they have already been consummated and rescissory damages; an order directing the Company Board to file a Solicitation/Recommendation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; a declaration that the defendants violated Sections 14(e), 14(d), 20(a) of the Exchange Act and Rule 14a-9; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ fees and experts’ fees.

The outcome of this lawsuit cannot be predicted with certainty. If a preliminary injunction were to be granted, it could delay or jeopardize the completion of the transactions contemplated by the Merger Agreement, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin the completion of such transactions. If additional similar complaints are filed, absent new or different allegations that are material, Parent will not necessarily announce such additional filings.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2019

ADRIATIC ACQUISITION CORPORATION

By:	/s/ William J. Mosher
Name:	William J. Mosher
Title:	Vice President and Secretary

GLAXOSMITHKLINE LLC

By:	/s/ William J. Mosher
Name:	William J. Mosher
Title:	Vice President and Secretary

GLAXOSMITHKLINE PLC

By:	/s/ Kevin Sin
Name:	Kevin Sin
Title:	Authorized Representative

EXHIBIT INDEX

(a)(1)(a)	Offer to Purchase, dated December 14, 2018.*

(a)(1)(b)	Form of Letter of Transmittal.*

(a)(1)(c)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(d)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(e)	Summary Advertisement as published in The Wall Street Journal on December 14, 2018.*

(a)(1)(f)	Power of Attorney for Parent dated November 22, 2018.*

(a)(5)(a)	Joint Press Release issued by Parent and the Company on December 3, 2018, attached as Exhibit (a)(5)(a) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(b)	E-mail, dated December 3, 2018, from Emma Walmsley, Parent’s Chief Executive Officer, to the Company employees, attached as Exhibit (a)(5)(b) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(c)	Parent Newsflash to all Parent Pharma Employees from Hal Barron & Luke Miles on December 3, 2018, attached as Exhibit (a)(5)(c) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(d)	Parent investor call slides, dated December 3, 2018, attached as Exhibit (a)(5)(d) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(e)	Social media content issued by Parent on December 3, 2018, attached as Exhibit (a)(5)(e) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(f)	Parent Analyst Call on December 3, 2018, attached as Exhibit (a)(5)(f) to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(g)	Questions and Answers, attached as Exhibit (a)(5)(g) to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(h)	Social media content by Parent on December 4, 2018, attached as Exhibit (a)(5)(h) to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(i)	Press release issued by Parent on December 14, 2018.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated December 3, 2018, among Parent, Purchaser and the Company, attached as Exhibit 2.1 to the Form 8-K/A filed by the Company with the Securities and Exchange Commission on December 3, 2018 (incorporated herein by reference).

(d)(2)	Form of Tender and Support Agreement, dated December 3, 2018, among Parent, Purchaser and the stockholders of the Company party thereto, attached as Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 3, 2018 (incorporated herein by reference).

(d)(3)	Mutual Non-Disclosure Agreement, dated August 8, 2018, between GSK LLC and the Company.*

(d)(4)	First Amendment to the Mutual Non-Disclosure Agreement, dated November 8, 2018, between GSK LLC and the Company.*

(d)(5)	3-WAY NON-DISCLOSURE AGREEMENT, dated November 15, 2018, among GSK LLC, the Company and Ajinomoto Althea, Inc. DBA Ajinomoto Bio-Pharma Services.*

(d)(6)	Letter agreement, dated November 23, 2018, between Parent and the Company.*

(d)(7)	Facilities Agreement, dated December 3, 2018, among Parent, Bank of America Merrill Lynch International Designated Activity Company and Bank of America, N.A.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed